FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February & March, 2003

CUSAC GOLD MINES INC. (File #0-000000)

(Translation of registrant's name into English)

Suite 911, 470 GRANVILLE  ST., VANCOUVER, B.C. Canada, V6C 1V5

(Address of principal executive offices)

Attachments:

1.

Press Release February 19, 2003

2.

Press Release March 11, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: June 23, 2003

By:

“Guilford H. Brett”

 Guilford H. Brett

Its:

President & CEO

(Title)

911 – 470 Granville St.

Vancouver, B.C. V6C 1V5

For Immediate Release.

Table Mountain Study Confirms Profit Potential

February 19, 2003. Guilford H. Brett, Director, President (TSX:  CQC, OTCBB:  CUSIF), reports that an initial engineering study looks positive for re-opening the Cusac Gold mine on Table Mountain in Northern B.C. The mine plan – prepared by Mr. Al Beaton, P.Eng. suggests a US$4 million gross profit would be realized the first year of mining with gold at US$325 per ounce.  Mr. Beaton projects cash costs of US$180 per ounce. The initial phase of mining would concentrate on the East Bain Vein where 24,400 tons of 1oz Au per ton has been identified. The vein averages 5 feet wide and near vertical, which is favorable. The Beaton report suggests an additional 8,000 oz might be expected up dip, as historically the veins are richer near the top of the gold bearing structures. The potential ounces are not used in the present cash flow calculations. The Cusac Gold Mine at Table Mountain is 100% owned by Cusac, is a fully permitted operation that includes a modern 300-ton per day milling facility.

The overall geological resource potential at Table Mountain is considered to be in the 300,000 to 500,000 oz range. There has been approximately 250,000 oz of Au produced to date from the mine.

Platinum Update:

Cusac’s 50% interest in the Tulameen Platinum Group Element (“PGE”) exploration program on the BJP Claims continues to show promising results. A helicopter airborne DIGHEM geophysical survey identified many previously unknown magnetic and electromagnetic targets. The most prominent target identified by this work is the D. P. Zone, which hosts the single largest metallic body in the entire Tulameen complex, and is the target of an extensive drilling program that will commence in the early spring of 2003. BrightStar Ventures Ltd. is the operator, and owns 50% of the BJP claim.

The Company also wishes to announce that it has arranged a 60,000 unit private placement financing at $0.45 per unit.  Each unit consists of one common share and one warrant to purchase an additional common share at $0.50 for one year.

CUSAC GOLD MINES LTD.

For More info call:

Per:

“Guilford Brett”

    USA: 800-665-5101

Guilford H. Brett, President

Canada: 800-670-6570

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

911 – 470 Granville St.

Vancouver, B.C. V6C 1V5

For Immediate Release.

Private Placement Arranged

March 11, 2003. Guilford H. Brett, Director, President (TSX:  CQC, OTCBB:  CUSIF), reports that the Company has arranged a 400,000 unit private placement financing at $0.37 per unit.  Each unit consists of one common share and one warrant to purchase an additional common share at $0.42 for one year.

CUSAC GOLD MINES LTD.

For More info call:

Per:

“Guilford Brett”

    USA: 800-665-5101

Guilford H. Brett, President

Canada: 800-670-6570

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.